UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2025

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
For the Transition Period Ended: ___________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

E-Power Inc.
Full Name of Registrant

Sunrise New Energy Co., Ltd.
Former Name if Applicable

Room 703, West Zone, R&D Building Zibo Science and Technology Industrial Entrepreneurship Park, No. 69 Sanying Road Zhangdian District,
Address of Principal Executive Office (Street and Number)

Zibo City, Shandong Province, the PRC
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation and review of the information required in the Form 20-F for the fiscal year ended December 31, 2025 have imposed time constraints and rendered timely filing of the Form 20-F impracticable without undue hardship and expense to the Registrant. The Registrant requires additional time to complete the Form 20-F as it is still in the process of compiling required information for the Form 20-F. The Registrant anticipates that it will file the Form 20-F no later than the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Haiping Hu, Chief Executive Officer	＋86（108）2967728
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Anticipated Significant Changes in Results of Operations

The Registrant anticipates a material change in its results of operations for the twelve-month period ended December 31, 2025, compared to the twelve-month period ended December 31, 2024. Specifically, the Registrant expects to report the following changes:

Revenues decreased by approximately $18.6 million, or 28.6%, from approximately $65 million for the year ended December 31, 2024, to approximately $46.4 million for the year ended December 31,2025. The decrease in revenues was primarily due to the Company’s shift in its portfolio of existing customers and product mix, as well as a reduction in sales volume to existing customers.

Cost of revenues decreased by approximately $18.5 million, or 26.2%, from approximately $70.8 million for the year ended December 31, 2024, to approximately $52.3 million for the year ended December 31, 2025. The decrease in cost of revenues was consistent with the decrease in revenues.

Operating expenses decreased by approximately $1.1 million, or 10.4%, from $10.8 million for the year ended December 31, 2024, to approximately $9.7 million for the year ended December 31, 2025.

Other expenses increased by approximately $9.3 million, or 670.9%, from $1.4 million for the year ended December 31, 2024, to approximately $10.6 million for the year ended December 31, 2025. The increase was primarily due to (i) $2.5 million increase in interest expense on debt financing and (ii) $6.5 million increase on share subscription discount due to the difference between the fair value of the Registrant’s ordinary shares and the issuance prices in certain equity financings undertaken during the year ended December 31, 2025.

Net loss increased by approximately $8.2 million, or 45.5%, from $18 million for the year ended December 31, 2024, to approximately $26.2 million for the year ended December 31, 2025, which was the result of the combination of the changes discussed above.

The foregoing quantitative information is based on the internal information of the Registrant and is subject to adjustment upon completion of its audited financial statements for the year ended December 31, 2025.

E-Power Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2026
	By:	/s/ Haiping Hu
	Name:	Haiping Hu
	Title:	Chief Executive Officer